SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

05012421

RECEIVED
2005 NOV -9 P 4:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 October 2005, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of SCB, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each, and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share; b) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances, due from the SCB Group to SB at the completion date, for a total consideration of RM225 million,to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and c) Proposed restricted offer for sale of the SB Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares by SCB to members of the public.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

11/9

Form Version 2.0
General Announcement
Reference No MM-051018-58687

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Silverstone Corporation Berhad
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	Ms Tan Keng Lin ; Ms Goh Lee Sean
* Designation	:	Director/Co-Head ; Associate Director

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY-OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH, AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD (" LCB VENTURE"), A WHOLLY-OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP");

(B) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(C) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

* **Contents :-**

This announcement is dated 18 October 2005.

On behalf of the Board of Directors of SCB, AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) had, on 19 September 2005, announced that the Proposals were not approved by the Securities Commission ("SC") vide its letter dated 16 September 2005.

On behalf of the Company, AmMerchant Bank wishes to announce that the Company had, on 14 October 2005, submitted an appeal to the SC in relation to the Proposals.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 65700-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.